BENEFIT DISTRIBUTION RIDER

This Rider (“Rider”) becomes part of the policy to which it is attached (“Policy”). The Rider is part of your Policy at the time it is issued and the Rider will terminate upon Policy termination or earlier as stated in the Termination provision of this Rider. If the provisions of this Rider and those of the Policy do not agree, the provisions of the Rider will apply. Please read it carefully.

Rider Benefit Summary – This Rider provides that all, or a portion, of the Policy’s Death Benefit Proceeds will be paid as a series of Periodic Payments. Any portion not elected to be paid as a series of Periodic Payments will be paid as described in the Policy, whether in a lump sum or under one of the other options available at that time.

Insured – The person covered under the Policy to which this Rider is attached. This term does not include other persons covered under other riders which are part of the Policy. If the Policy is a Last Survivor Policy, with two persons listed as the Insured, this term refers to the surviving insured after the death of one insured.

Benefit Distribution Elections – As part of the application, the following elections are made and are shown in the Policy Specifications:

•	Periodic Payment Percentage: percentage of the Death Benefit Proceeds as described in the Policy that will be paid according to the terms of this Rider. Any difference between 100% and the Periodic Payment Percentage will be paid according to the terms of the Policy.
•	BDR Duration of Periodic Payments: number of years of periodic payments.
•	BDR Frequency of Periodic Payments: how often during a year periodic payments are made.

These elections may not be changed after the Policy is issued unless a request to increase the Policy’s Basic Face Amount is applied for and approved by us, as described below.

Benefit Distribution Amount (BDA) – This amount is equal to the Death Benefit Proceeds as described in the Policy multiplied by the Periodic Payment Percentage.

The Death Benefit Proceeds described in the Policy may change over time, either due to requested changes, as a result of a function of the Policy, due to impacts of other riders, or due to any Policy Debt. If the Death Benefit Proceeds change, the BDA will change accordingly.

Benefit Distribution Factor – A Benefit Distribution Factor is determined based on the BDR Duration, BDR Frequency and the Benefit Distribution Guaranteed Interest Rate. These are shown in the Policy Specifications.

Periodic Payments – Periodic Payments are the series of payments of the BDA that are paid according to the BDR Frequency and for the BDR Duration shown in the Policy Specifications. The amount of each Periodic Payment is determined by multiplying the BDA by the Benefit Distribution Factor.

Periodic Payment Due Date – Subject to claim approval, the first Periodic Payment is due within 31 days following the Insured’s Date of Death as of the same day of the month as the Policy Date shown in the Policy Specification. As subsequent payments become due according to the BDR Frequency and for the BDR Duration shown in the Policy Specifications, they will be due the same day of the month as the first Periodic Payment.

We will begin to pay the Periodic Payments after we receive, at our Administrative Office, all requirements as defined in your Policy under the Death Benefit Proceeds.

We will pay interest on any Periodic Payment not paid when due, from its due date until the date of payment, at a rate not less than required by applicable law.

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Policy Cost of Insurance Charge – We, in our sole and exclusive discretion, may reduce the Cost of Insurance Charge on the Policy to which this Rider is attached. Any reduction to the Cost of Insurance Charge will apply uniformly to all members of the same Class and is not guaranteed.

Request to Increase the Policy’s Basic Face Amount and Change Benefit Distribution Elections – An approved request to increase the Policy’s Basic Face Amount in accordance with its provisions, may also include a request to change the Benefit Distribution Elections made under this Rider. Such election change requests may include the Periodic Payment Percentage to an amount we make available at the time, including a request to terminate the Rider, as well as requests to change the Duration and Frequency of Periodic Payments. All such changes are subject to Evidence of Insurability satisfactory to us. Certain riders attached to your Policy may restrict your ability to request unscheduled increases in Coverage Layers and therefore restrict any changes to the Benefit Distribution Elections.

Death of the Insured – All payments provided by this Rider will be paid to the Policy Beneficiary pursuant to the Beneficiary provision of the Policy. Upon proof of the death of the Insured, the Policy Beneficiary will be sent confirmation of the Periodic Payments Amounts. The Beneficiary cannot make changes to the Benefit Distribution Elections made under this Rider.

Effect of Additional Benefits on Rider Provisions – Your policy may include additional benefits that were added by rider or endorsement. These rider and endorsement forms may include provisions that replace or amend provisions in this Rider. Please read your entire policy, including all riders and other forms carefully.

Rider Charge – There is no charge for this Rider.

Incontestability and Suicide – The Incontestability and Suicide provisions of the Policy apply to this Rider.

Reinstatement – If the Policy to which this Rider is attached is reinstated in accordance with its provisions, this Rider must also be reinstated.

Termination – This agreement will terminate on the earlier of the:

•	Date the Policy terminates or is surrendered;
•	Death of the Insured; or
•	Effective date of an approved request to terminate this Rider under the Request to Increase the Policy’s Basic Face Amount and Change the Benefit Distribution Elections provision above.

Signed for Pacific Life Insurance Company,

Chairman and Chief Executive Officer	Secretary

[www.PacificLife.com]	[(800) 347-7787]

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POLICY SPECIFICATIONS

SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE

R15BDR	Benefit Distribution Rider

	Periodic Payment Percentage:	[50]%

	BDR Duration: BDR Frequency: Benefit Distribution Guaranteed Interest Rate: Benefit Distribution Factor:	[30] Years [Monthly] [2]% [0.003687149]

[ICC15] [P15PVA]